COMMENTS RECEIVED ON 03/27/2020

FROM EDWARD BARTZ

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Agricultural Productivity Fund, Fidelity Water Sustainability Fund, Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, Fidelity Global Disruptors Fund

POST-EFFECTIVE AMENDMENT NO. 177

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

Fidelity Agricultural Productivity Fund and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Agricultural Productivity Fund:

[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [__________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]

C:

The Staff would like confirmation for each fund that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation for each fund that the agreement will be filed as an exhibit to the registration statement.

R:

With respect to each of Fidelity Agricultural Productivity Fund and Fidelity Water Sustainability Fund, the arrangement will remain in effect for at least one year from the effective date of the registration statement for each fund. Disclosure will be updated to include the termination date of the arrangement in the (b) filing for each fund. There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

3)

Fidelity Agricultural Productivity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose that the companies disclosed for the fund derive at least 50% of their profits or revenues from the agricultural productivity industry or commit at least 50% of their assets to named industry.

R:

As disclosed in the fund’s SAI, FMR may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities. Accordingly, we have not modified the disclosure.

4)

Fidelity Agricultural Productivity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Agricultural productivity companies include those contained in the MSCI ACWI Select Agriculture Producers IMI 25/50 Index or those that, in the Adviser’s opinion, help to increase crop yields and/or grow food production amid a backdrop of a growing global population and declining per capita supply of arable land.”

C:

The Staff requests we delete the MSCI ACWI Select Agriculture Producers IMI 25/50 Index since it includes non-agricultural companies, for example producers of packaged foods and meats.

R:

We believe the benchmark is appropriate for the fund given its investment strategies. As stated in the publicly available index fact sheet, the methodology includes companies that are sensitive to the price of agricultural commodities and excludes those focused on the lower spectrum of the value chain (e.g. confectionaries and snacks). For example, companies like Nestle and General Mills are in the packaged foods and meats sub-industry, but are screened out based on the index methodology and not included in the MSCI ACWI Select Agriculture Producers IMI 25/50 Index. We further note that companies in the Packaged Foods & Meats sub-industry that are included in the index are further up the value chain. For example, the largest benchmark constituent in this industry is Mowi ASA, which farms salmon and aims to do so in a sustainable and efficient manner. Mowi processes and distributes much of the salmon that it farms to retailers. For these reasons, we decline to modify the disclosure.

5)

Fidelity Agricultural Productivity Fund  and  Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Agricultural Productivity Fund:

“Agricultural productivity companies include those contained in the MSCI ACWI Select Agriculture Producers IMI 25/50 Index or those that, in the Adviser’s opinion, help to increase crop yields and/or grow food production amid a backdrop of a growing global population and declining per capita supply of arable land.”

From Fidelity Water Sustainability Fund:

“Water sustainability companies include those contained in the S&P Global Water Index or those that, in the Adviser’s opinion, develop efficiencies, extending the life cycle and/or identifying affordable new technologies to deliver safe, reliable or easily accessible water.”

C:

The Staff requests we remove “in the Adviser’s opinion” from the disclosures above and provide only objective criteria.

R:

We are not aware of any legal requirement that a fund’s 80% Names Rule test be based solely on objective criteria. In fact, footnote 43 of the Names Rule Adopting Release provides that “an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” (Investment Company Names, Rel. No. IC 24828 (Jan. 17, 2001)). We believe that the prospectus disclosure for each fund reasonably defines the terms used in its name and identifies considerations that the Adviser will take into account in determining whether an issuer is an agricultural productivity or water sustainability company. Therefore, we decline to modify the disclosure.

6)

Fidelity Agricultural Productivity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Such companies may include but are not limited to those involved in farm machinery, parts and equipment, irrigation, agricultural efficiency and services, agricultural science and biotechnology, fertilizers, pesticide and crop protection, seed manufacturers, crop chemicals, agricultural products and processors, processed food producers, aquatic farming, and livestock services.”

C:

The Staff requests we add “farm machinery” before “parts and equipment” and remove “processed food producers” from the list.

R:

With respect to the first requested revision, the change will be made.  With respect to “processed food producers”, the agricultural products sub-industry included in the benchmark provides that producers of agricultural products include crop growers, owners of plantations and companies that produce and process foods but do not package and market them. The index further notes that it excludes companies classified in the Forest Products Sub-Industry and those that package and market the food products classified in the Packaged Foods Sub-Industry. We, therefore, decline to modify the disclosure.

7)

Fidelity Agricultural Productivity Fund, Fidelity Water Sustainability Fund, Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Disruptive Technology Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund and add small and midcap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

8)

Fidelity Agricultural Productivity Fund, Fidelity Disruptive Automation Fund, and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose that the foreign issuers include emerging markets issuers per the emerging markets risk in the “Principal Investment Risks” section.

R:

Each fund does not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under “Foreign and Emerging Market Risk” to the extent that each fund may have exposure to certain markets that may be designated emerging markets. Accordingly, we have not modified disclosure.

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that significant market events from the coronavirus have occurred since the registration statement was filed. The Staff requests we consider whether the fund’s disclosures, including its risk disclosures, should be revised based on how these events are affecting the markets and if the fund believes that no additional disclosures are warranted, explain supplementally why not.

R:

The following highlighted disclosure has been added to “Fund Basics – Principal Investment Risks”:

“Many factors affect the fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. . . .”

10)

Fidelity Agricultural Productivity Fund, Fidelity Water Sustainability Fund, Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Disruptive Technology Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Investing in either "growth" stocks or "value" stocks or both.”

C:

The Staff requests we provide risks associated with the growth and value stocks referenced in the “Principal Investment Strategies” section.

R:

The risks associated with these specific investment styles are not principal investment risks of each fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” ‐ ‐ “Stock Market Volatility” in the “Investment Details” section.”

11)

Fidelity Agricultural Productivity Fund and Fidelity Water Sustainability Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, each fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

12)

Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Water sustainability companies include those contained in the S&P Global Water Index or those that, in the Adviser’s opinion, develop efficiencies, extending the life cycle and/or identifying affordable new technologies to deliver safe, reliable or easily accessible water.”

C:

The Staff requests we delete the S&P Global Water Index because it does not use sustainability/ESG criteria in its index methodology.

R:

Please see response 13 below.

13)

Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Such companies may include but are not limited to those involved in water resources, water treatment, water distribution and utilities, desalinization or purification facilities, water technologies and analytics, environmental water services and water infrastructure (pumps, valves, meters, pipes), irrigation, water conservation services, and water supply or processing services.”

C:

The Staff requests we explain how “water distribution and utilities” and “water infrastructure (pumps, valves, meters, pipes)” companies are “water sustainability” companies. Also, explain how the fund screens out companies in these areas that are not involved in water sustainability.

R:

Although the fund will not employ broad-based ESG criteria, it will focus on the single environmental theme of water.  The adviser believes that all companies involved in the water industry, including those involved in sourcing, testing, filtration, treatment and transportation of water, are helping establish sustainable solutions to the world’s complex water challenges.  For example, water utility companies are delivering water to those areas of the world in need and, in connection therewith, are also delivering education and information to consumers about water quality and are adding services to further clean out pollutants from water supplies.  Similarly, companies that make equipment and infrastructure used in water delivery, such as pumps, valves, meters and pipes, are developing solutions to reduce waste and create efficiencies.

14)

Fidelity Agricultural Productivity Fund and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

Fidelity Agricultural Productivity Fund:

“Agriculture Productivity Industry Concentration.  The agriculture productivity theme can be significantly affected by consumer and product trends, competitive pricing, technological changes, and environmental factors, including weather and natural disasters, as well as the performance of the overall economy, interest rates, consumer confidence, and the cost of commodities. Regulations and policies of various domestic and foreign governments may affect agricultural products.”

From Fidelity Water Sustainability Fund:

“Water Sustainability Industry Concentration. The water sustainability theme can be significantly affected by demographic, irrigation and industrial usage trends, viability of infrastructure projects, conservation practices, pollution, waste, and environmental factors, including weather, droughts, flooding, as well as the performance of the overall economy, interest rates, consumer confidence, and the cost of commodities. Regulations and policies of various domestic and foreign governments may affect water usage, contamination, and reusability.”

C:

The Staff requests we disclose the industry or industries in which the fund will concentrate and disclose in the strategies section that the fund will concentrate and include the specific industry or industries.

R:

As stated in each fund’s registration statement, the fund concentrates its investments in the industries reflected in its name. In addition, the prospectus includes disclosure regarding the types of companies that align with the fund’s investment strategies. Taken together these adequately disclose both the fund’s concentration policy and its investment strategies. As a result, we decline to modify the disclosure.

15)

Fidelity Disruptive Automation Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Fidelity’s disruptive strategies seek to identify innovative developments that could signal new directions for delivering products and services to customers. Generally, these companies have or are developing new or unconventional ways of doing business that could disrupt and displace incumbents over time. This may include creating, providing, or contributing to new or expanded business models, value networks, pricing, and delivery of products and services.”

C:

The Staff requests we add a definition of “automation” and of “disruptive companies.”

R:

We believe the current disclosure reasonably defines the fund’s investment strategy with regard to both “automation” and “disruptive companies.” We therefore decline to modify the disclosure.

16)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, and Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

 “Principal Investment Strategies”

Example from Fidelity Disruptive Automation Fund:

“Companies within the disruptive automation theme include but are not limited to those companies that, in the Adviser’s opinion, are engaged in designing and manufacturing automation, enabling technology, tools, or processes including robotics, artificial intelligence, machine vision, process sensors, pneumatic systems, autonomous driving, and 3D printing. In pursuing this investment theme, the fund may invest in companies in any economic sector. Although the fund may invest across economic sectors, the fund concentrates its investments in the industrials and information technology sectors.”

C:

The Staff requests we ensure this statement and the respective statement for each fund is correct in light of changes to each fund’s fundamental concentration policy in the Statement of Additional Information.

R:

We will ensure that the above-referenced statements will be correct in light of each fund’s revised concentration policies.

17)

Fidelity Disruptive Automation Fund and Fidelity Disruptive Communications Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add an industry concentration risk, if appropriate.

R:

Because the fund will not concentrate in any industry, such disclosure is neither necessary nor appropriate.

18)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Disruptive Technology Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity Disruptive Automation Fund:

“Disruptive Theme Risk. The fund normally invests in equity securities of companies that the Adviser believes represent a disruptive theme. These companies may not in fact be disruptive or may not be able to capitalize thereon. The risks associated with such companies include, but are not limited to, small or limited markets for such securities, changes in business cycles, world economic growth, technological progress, rapid obsolescence, and government regulation. Securities of companies that represent disruptive themes tend to be more volatile than securities of companies that do not rely heavily on technology. Rapid change to technologies that affect a company’s products could have a material adverse effect on such company’s results.”

C:

The Staff requests we include a disruptive theme risk specific to each fund (e.g., Disruptive Automation Risk), not only a general disruptive risk.

R:

The risk identified above appropriately summarizes the principal risk attributable to disruptive strategy itself and has general applicability across all funds included in the prospectus. We note that the additional risk attributable to the subtheme is already included in the prospectus under “Investment Details – Industry Concentration.”

19)

Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, and Fidelity Disruptive Medicine Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Disruptive Communications Fund:

“Normally investing at least 80% of assets in securities of disruptive communications companies.”

C:

The Staff requests we define “communications,” “finance,” and “medicine” and disclose that the companies disclosed for each fund derive at least 50% of their profits or revenues from the named industry or commit at least 50% of their assets to the named industry (i.e. communications, finance, or medicine).

R:

 As disclosed in each fund’s SAI, FMR may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities. Accordingly, we have not modified the disclosure.

20)

Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the fund’s name includes “global” and requests we expressly describe how the fund will invest its assets in investments tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R:

The fund’s name has changed to “Fidelity Disruptors Fund.”

21)

Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies” and “Principal Investment Risks”

C:

Since each underlying fund is a principal investment of this fund, the Staff requests we summarize the strategies of each of the five underlying funds in the summary section. The Staff also requests we summarize the risks of the five underlying funds in the summary section.

R:

The requested disclosure has been added.

22)

Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe the market cap policy of the underlying funds.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the fund does not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range, we decline to include this disclosure in the principal investment strategies section.

23)

Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Asset Allocation Risk. The fund is subject to risks resulting from the Adviser's asset allocation decisions. The selection of underlying funds could cause the fund to lose value or its results to lag relevant benchmarks or other funds with similar objectives. In addition, the fund's active asset allocation strategy may cause the fund to have a risk profile different than that portrayed above from time to time and may increase losses.”

“Investing in Other Funds.  The fund bears all risks of investment strategies employed by the underlying funds, including the risk that the underlying funds will not meet their investment objectives.”

C:

The Staff requests we add the “Asset Allocation Risk” and” Investing in Other Funds” risk to the full prospectus discussion of risks.

R:

The requested change will be made.

FOLLOW-UP COMMENT RECEIVED ON 04/13/2020

FROM EDWARD BARTZ

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Agricultural Productivity Fund, Fidelity Water Sustainability Fund, Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, Fidelity Global Disruptors Fund

POST-EFFECTIVE AMENDMENT NO. 177

1)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, and Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests confirmation supplementally that, although the management fee varies from class to class, the advisory fee is the same for each class.

R:

The trust confirms that although the management fee will vary by class, the advisory component of each class’ total management fee will not.